UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

 Month of September 2020

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St. James’s Square	Level 7, 360 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXHIBIT 99

1.Stock Exchange announcement dated 1 September 2020 entitled ‘Shareholdings of directors and persons discharging managerial responsibility (PMDR)’
2.Stock Exchange announcement dated 1 September 2020 entitled ‘Appendix 3X – Initial Director’s Interest Notice’
3.Stock Exchange announcement dated 4 September 2020 entitled ‘Rio Tinto provides additional information to Parliamentary Inquiry on Juukan Gorge’
4.Stock Exchange announcement dated 10 September 2020 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR)’
5.Stock Exchange announcement dated 10 September 2020 entitled 'Rio Tinto and Turquoise Hill Resources agree funding plan for Oyu Tolgoi’
6.Stock Exchange announcement dated 11 September 2020 entitled ‘Notice of dividend currency exchange rates – 2020 interim dividend’
7.Stock Exchange announcement dated 11 September 2020 entitled ‘Notification of dividend / distribution’
8.Stock Exchange announcement dated 15 September 2020 entitled ‘Appendix 3G – Notification of issue, conversion or payment up of equity + securities’
9.Media release dated 15 September 2020 entitled ‘Rio Tinto provides update of its beneficial ownership of common shares of Entrée Resources Ltd.’
10.Stock Exchange announcement dated 24 September 2020 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR)’

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Steve Allen	By	/s/ Steve Allen
Name	Steve Allen	Name	Steve Allen
Title	Company Secretary	Title	Joint Company Secretary

Date	1 October 2020	Date	1 October 2020